Contact

www.linkedin.com/in/calebiorg
(LinkedIn)

Top Skills

Valuation
Cost Benefit
Financial Analysis

Caleb Iorg

COO & CFO at Daniel House Club
Portland, Oregon, United States

Summary

I've worked my entire career as a start-up / early stage COO/CFO for consumer product, ecommerce companies. I specialize in creating a strategic plan, implementing business structures and operational rhythms, and executing in a rapid growth environment. I thrive when I'm responsible for creating some sense of order and structure in an environment of chaos (aka, a rapidly growing start-up!).

I have direct experience leading, scaling, and managing finance, accounting, operations, HR, and systems/technology functions of the business. I also have implemented EOS for two organizations and am passionate about implementing strong strategic planning and operational rhythms to keep everyone focused and aligned on the right objectives. If you're a product/marketing visionary but struggle to gain traction, stay focused (you or your team), and execute your vision...that's my sweet spot!

I have successfully helped build and grow two companies, Society43 and Revant. Society43 was sold in 2015 and Revant continues to grow and scale. As Revant matured, I decided to transition to an advisory CFO role in 2019 and pursue new start-up opportunities that would fit my passion and experience. In February 2020, I joined Daniel House to help build an ecommerce platform in the home furnishings / interior design space.

Specialties: Business planning and execution, financial planning, cost/benefit analysis, cash flow forecasting, system and process development, technology/IT strategy, operations management, fulfillment processes, inventory assortment/planning strategy, supply chain strategy, managing and leading teams.

Experience

Daniel House Club

COO & CFO
February 2020 - Present (3 years 1 month)
Portland, Oregon, United States

Joined a start-up building an ecommerce platform to simplify the business of interior design. Leading back-end operations, finance, and technology architecture as we grow and scale.
(www.danielhouse.club)

Garden Church
Executive Pastor
January 2020 - Present (3 years 2 months)
Portland, Oregon Area

Volunteer role overseeing administration for a small church in downtown Portland (www.gardenchurch.com)

REVANT OPTICS
9 years 9 months

CFO
July 2018 - May 2020 (1 year 11 months)
Portland, Oregon Area

Transitioned to a dedicated CFO role as the company grew and scaled to the point where it hired an Operations executive and split the Operations and Finance functions. Led the company's accounting team and was also responsible for financial analysis, capital strategy, and long-term financial planning. Transitioned from full-time to part-time in September 2019 in order to pursue new start-up opportunities and fully transitioned out in May 2020 to focus on a new start-up.

COO & CFO
September 2010 - July 2018 (7 years 11 months)
Portland, Oregon Area

Co-owner of Revant Optics, managing all aspects of the back-end of the business including financial planning, accounting, supply chain and inventory management, distribution and manufacturing, and systems and IT. I led a group of fantastic team members committed to growing and scaling this business over several years from our founder's garage to a 15,000 square foot facility in Portland's central eastside.

Society43
CFO & COO
September 2010 - July 2015 (4 years 11 months)

Portland, Oregon Area

I was the co-owner of Society43, an eyewear company focused on sports-licensed sunglasses for passionate fans everywhere. We successfully sold Society43 in the summer of 2015 in order to focus on our other business, Revant Optics. At the time of the sale we had scaled from start-up in my business partner's garage to an office in SE Portland holding licensing agreements with 80 universities, the NBA, and the MLS.

Education

University of Oregon - Charles H. Lundquist College of Business

Master of Business Administration (MBA), Finance, General · (2010 - 2011)

University of Oregon - Charles H. Lundquist College of Business

Bachelor of Arts, Business Administration; Honors Program; Sports Business and Finance · (2007 - 2010)